KVH Industries, Inc.

50 Enterprise Center

Middletown, Rhode Island 02842

August 13, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sergio Chinos

Re:	KVH Industries, Inc.
Registration Statement on Form S-3
Filed August 4, 2020
File No. 333-240358

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KVH Industries, Inc. (the “Company”) respectfully requests acceleration of the effective date of the Registration Statement referred to above so that it will become effective at 5:00 p.m., Eastern time, on Monday, August 17, 2020 or as soon as practicable thereafter.

The Company respectfully requests that you provide notice of effectiveness to John D. Hancock of Foley Hoag LLP by telephone at (617) 832-1201 and that you confirm such effectiveness in writing.

Very truly yours,

KVH Industries, Inc.

By:	/s/ Felise Feingold
Felise Feingold, Senior Vice President, General Counsel, Compliance Officer, Chief Data Privacy Officer, and Secretary